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April 30, 2019

Marc Rubenstein
617-951-7826
617-413-2944 fax
marc.rubenstein@ropesgray.com

BY FEDEX AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Joseph McCann, Staff Attorney

Re:	Genocea Biosciences, Inc. Registration Statement on Form S-3 Filed March 28, 2019 File no. 333-230577
Ladies and Gentlemen:
On behalf of Genocea Biosciences, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement (the “Registration Statement”) relating to the resale of certain shares of its outstanding common stock and shares of common stock issuable upon exercise of certain outstanding warrants. Marked copies, which show changes from the Registration Statement as filed on March 28, 2019, are being furnished supplementally for the convenience of the staff of the Division of Corporation Finance (the “Staff”) of the Commission. The Registration Statement has been revised in response to the Staff’s comments.
In addition, we are providing the following responses to the comment letter from the Staff dated April 15, 2019 regarding the Registration Statement. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.
General

1.
Based on your disclosures on pages 4 and 8, it appears that the selling stockholders are not irrevocably bound to purchase 51,352,857 common shares in the “optional second closing.” Accordingly, please revise the registration statement to remove the 51,352,857 common shares. With reference to the 11,712,494 common shares underlying warrants, we note the forfeiture provision referenced on page 2 and ask that you provide us an analysis explaining whether you have completed a Section 4(a)(2) exempt sale of the warrants. In particular, please discuss whether the private placement investors have fully paid for the warrants. For guidance, please refer to Compliance Disclosure Interpretations, Securities Act Rules, Questions 139.06 and 139.11.

Response to Comment 1:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in Amendment No. 1 to the Registration Statement, it will remove any reference to the 51,352,857 common shares that may be offered in the “optional second closing.” In addition, the Company further advises the Staff that all warrants were issued in a private placement that was completed prior to the filing of the Registration Statement and that it revised the cover page of preliminary prospectus in Amendment No. 1 to clarify that the Company is registering shares of common stock issuable upon exercise of the

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warrants. The purchase price for these warrants was fully paid for as part of the Initial Closing, and no warrants will be issued as part of the Second Closing, if the Second Closing occurs. Therefore, the Company believes that it has completed a Section 4(a)(2) exempt sale of the warrants as of the initial closing. Consistent with Questions 139.06 and 139.11 of the Compliance and Disclosure Interpretations, this private placement of the warrants (the convertible securities issued in the private placement) was completed prior to the filing of the registration statement.
Exhibits

2.	Please file the Subscription Agreement as an exhibit to the registration statement or advise. Refer to Regulation S-K, Item 601(b)(4).
Response to Comment 2:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed the Subscription Agreement as an exhibit in Amendment No. 1.
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Please do not hesitate to call me at 617-951-7826 or Thomas Danielski at 617-235-4961 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.
Very truly yours,
/s/ Marc Rubenstein
Marc Rubenstein

cc:	William Clark (Genocea Biosciences, Inc.) Thomas Danielski (Ropes & Gray LLP)